UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

ICL GROUP LTD.

1.	ICL's Annual Corporate Responsibility Report

 Item 1

ICL's Annual Corporate Responsibility Report

The Company hereby announces that the ICL annual corporate responsibility web-report for 2020 (the "2020 ICL CSR Report") has been released and can be found in the following link: http://icl-group-sustainability.com/. The on-line report includes over 140 topic-specific web pages, providing the Company's diverse stakeholders with easy access to their choice of interest. The report also includes interactive features, including short films and dynamic data charts.

As part of ICL's sustainability approach, ICL incorporated several SASB and TCFD indicators into the report in addition to GRI standards. Accordingly, ICL intends to include disclosures recommended by the TCFD beginning with ICL's 2021 annual report.

The 2020 ICL CSR Report contains, among other things, the following information:

•
Comprehensive information regarding the Company's sustainability practices, such as: Environment[1], Safety[2], Ethics[3], Employment[4], Sustainable Solutions[5] and Innovation[6], Responsible Procurement[7], and Community Engagement[8].

•	Useful one-page summaries of KPI's and Trends[9], Products & Carbon Footprint[10].

•
ICL's vision for 2030[11] and the roadmap to becoming carbon neutral by 2050, including Climate Change Strategy[12], aimed to help meet global challenges such as climate change, renewable energy, circular economy, and others.

•	The Company's contribution to the present and future of humanity through the UN's sustainable development goals[13]: Zero Hunger[14], Clean Water[15], Decent Work[16], Responsible Consumption[17] and others.

•	Site-specific environmental success stories regarding Energy[18], Water[19], Waste[20] and Air emissions[21].

•
The Company as an Employer of Choice[22]: expansions on Fair Employment Practices[23], including employee Training and Development[24], Welfare and Well-Being[25], as well as promotion of Diversity, Inclusion and Belonging[26].

•	ICL as an Economic and Employment pillar[27] in the Israeli Negev region.

•	All aspects of ICL's response to the challenges of the COVID-19 Crisis[28].

1 http://icl-group-sustainability.com/reports/environmental-performance/
2 http://icl-group-sustainability.com/reports/health-safety/
3 http://icl-group-sustainability.com/reports/business-ethics/
4 http://icl-group-sustainability.com/reports/fair-responsible-employment/
5 http://icl-group-sustainability.com/reports/sustainable-solutions/
6 http://icl-group-sustainability.com/reports/stage-2-product-development/
7 http://icl-group-sustainability.com/reports/our-business/sustainable-procurement/
8 http://icl-group-sustainability.com/reports/engaging-our-communities/
9 http://icl-group-sustainability.com/reports/kpis-trends-insights/
10 https://icl-group-sustainability.com/reports/carbonfootprints/
11 http://icl-group-sustainability.com/reports/vision-commitments/
12 https://icl-group-sustainability.com/reports/goals-performance/
13 https://icl-group-sustainability.com/reports/aligning-with-the-uns-sustainable-development-goals/
14 http://icl-group-sustainability.com/reports/?sdg=2
15 http://icl-group-sustainability.com/reports/?sdg=6
16 http://icl-group-sustainability.com/reports/?sdg=8
17 http://icl-group-sustainability.com/reports/?sdg=12
18 http://icl-group-sustainability.com/reports/success-stories-energy/
19 http://icl-group-sustainability.com/reports/success-stories-water-wastewater/
20 http://icl-group-sustainability.com/reports/waste/
21 http://icl-group-sustainability.com/reports/success-stories-air/
22 http://icl-group-sustainability.com/reports/fair-responsible-employment/employer-of-choice/
23 https://icl-group-sustainability.com/reports/fair-responsible-employment/
24 http://icl-group-sustainability.com/reports/fair-responsible-employment/
25 http://icl-group-sustainability.com/reports/fair-responsible-employment/employee-welfare/
26 http://icl-group-sustainability.com/reports/hiring-the-best/
27 https://icl-group-sustainability.com/reports/israel/
28 http://icl-group-sustainability.com/reports/corona-crisis/

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: August 2, 2021